

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

James J. Kim
Chief Executive Officer
Central Valley Community Bancorp
7100 N. Financial Dr., Suite 101
Fresno, CA 93720

> **Re: Central Valley Community Bancorp**
> **Registration Statement on Form S-4**
> **Filed December 8, 2023**
> **File No. 333-275942**

Dear James J. Kim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark A. Bonenfant, Esq.